Air Industries Group, Inc.
                            1479 North Clinton Avenue
                            Bay Shore, New York 11706

                                December 16, 2008

Beverly A. Singleton
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

            Re. Air Industries Group, Inc. Item 4.01 Form 8-K filed December 12, 2008 File No. 000-29245

Dear Ms. Singleton:

      In connection with our response to the comment letter of the staff dated December 15, 2008, with reference to the Current Report on Form 8-K of Air Industries Group, Inc. (the "Company") filed on December 12, 2008 (the "Form 8-K"), the Company acknowledges and confirms to you that:

            1. The Company is responsible for the adequacy and accuracy of the disclosure in the Form 8-K;

            2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

            3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                        Very truly yours,


                                                        /s/ Scott Glassman
                                                        ------------------
                                                        Scott Glassman
                                                        Chief Accounting Officer